December 1, 1995



Dear Fellow Shareholder:

We recently filed our 1995 third quarter Form 10-Q report with the Securities and Exchange Commission. We also issued a news release which summarized the quarter's financial results; a copy is attached for your convenience and information. The purpose of this letter is to give you a brief summary and update of the issues behind the results discussed in the Form 10-Q and our previous communications with you.

Virginia Division
-----------------

As you will recall, substantial and increasing losses at the Virginia Division caused us to idle those operations in late summer and sell the above-market priced Duke Power coal contract in order to preserve as much of that asset's value as possible. We had been seeking a buyer for the Virginia Division for some time, and on July 31, 1995, we reported that we had entered into negotiations with A.T. Massey Coal Company for the sale of the remaining assets of the Virginia Division and Pine Branch Mining Incorporated, a small surface mining subsidiary which provided coal to the Division. Unfortunately, those negotiations proved unsuccessful, as have discussions with other companies for the sale of the Division as a whole. The biggest problem has been the possible exposure of any purchaser to Westmoreland's very large people-related heritage costs. Current coal market prices and the cost of production have also been issues.

We have maintained the Virginia Division operations on hot idle status over the past three months in the hope that a sale could be consummated which would include reactivation of a substantial portion of the previous operations, along with the re-employment of mine workers and the transfer of certain liabilities, including reclamation obligations. This hot idle status has cost us just over $1 million per month, and although significantly less than the losses we were incurring while operating the property, is not something we can allow to continue. However, rather than converting certain operations to cold idle status and sealing and permanently reclaiming others, we have initiated efforts to implement an alternative strategy which may satisfy our primary objectives - the elimination of operating losses and the transfer of operating liabilities.

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This alternative strategy is to allow capable and responsible contract miners to reopen idled mines. Westmoreland would not be involved in any operating role. Our role would be purely to retain primary liability for the heritage costs. We would expect the contractors to assume primary responsibility for operating liabilities. The key to their success, of course, will be their ability to produce coal competitively.

We are currently in discussions with a number of potential contractors and will report further to you at the appropriate time. Of course, we will remain open to possibilities for the sale of various assets, operations, or the whole Division as opportunities may arise.

Recognition of Liabilities
--------------------------

The substantial loss reported in the third quarter and the resulting shareholders' deficit were driven by the recognition of liabilities associated with the idled Virginia Division. Although we had earlier reported that the recognition of liabilities would be necessary with the idling of the Virginia Division, we could not definitively determine their magnitude until negotiations for the possible sale of assets were completed. When a sale had not materialized by the end of the third quarter, we were required for accounting purposes to recognize virtually all of those liabilities. If future transactions are consummated with potential contract operators or buyers, we may be able to recover certain of the accounting charges.

As a result of these charges, the declaration and payment of a preferred dividend is not legally permissible under Delaware law at this time.
The Board of Directors will consider reinstatement of the dividend at such time as shareholders' equity and earnings have reached the levels required by Delaware law.

Liquidity
---------

Measures taken to date have assured sufficient liquidity of the Company through the end of 1995 and into 1996. However, due to the carrying costs of the Virginia Division in its idled state and more significantly, the ongoing cash costs related to postretirement medical and workers' compensation benefits, the Company's liquidity resources would be inadequate to meet operating requirements after the first quarter of 1996 unless additional steps are taken. The Company remains committed to implementing such steps.

We have targeted three principle areas for aggressive and innovative action. First, of course, are the steps discussed above with respect to the Virginia Division. Second, is the containment and reduction of the
<PAGE 3>

heritage costs, including the improved management of medical and workers' compensation benefits. A key component to our strategy in this area is the full implementation of the managed health care program which was negotiated with the United Mine Workers of America (UMWA) in the 1993 Coal Wage Agreement. While the managed care program is only mandatory for active UMWA employees, it is especially important that we get the voluntary participation of retirees. We believe this is in everyone's best interest. Tom Sharpe, formerly our Corporate Controller, has been assigned full time to lead our efforts in this area. Third, is the continued reduction of costs and the generation of cash from additional sources. The sale of Cleancoal Terminal, which was completed since we last wrote, will save us $840,000 a year in interest payments. Other steps such as leveraging our assets are being pursued. We expect additional cash flows from Roanoke Valley II, the equity portion of which we fully funded in October, and from our investment in Dominion Terminal Associates. Help may even come from Washington, D.C. Along with a number of similarly situated companies, we have supported legislation which would permit us to receive surplus pension assets without paying heavy excise taxes. Additionally, in our case, the utilization of our net operating tax loss carryforwards (NOLs) would allow us not to pay income taxes on the amounts received. While we cannot assure the successful outcome of any of these steps, we can assure you that we are aggressively pursuing them.

Growth
------

As we have previously reported, the key to Westmoreland's long-term success is growth. We must find new sources of operating income and make use of our NOLs, which shelter taxable income, to offset the heritage costs. In other words, instead of paying taxes, we will pay postretirement benefits. To do this, new sources of income must be acquired and developed. From there we can go on to build shareholder value.

Even with the situation at Virginia Division not yet finally resolved, we have been moving into this next growth stage. In October we funded Roanoke Valley II, a 50 MW plant in North Carolina, and will have the full benefit of its earnings and cash distributions in 1996 and beyond. We also completed our first strategic acquisition on November 1, 1995, with the purchase of The Corona Group, Inc. from OESI Power Corporation. The Corona Group provides technical repair and maintenance services to the electric power industry. Corona also manufactures and utilizes specialized tools and equipment allowing power plant outage work to be performed on-site with increased efficiency, saving time and money.
This business has an excellent growth potential in light of current trends in the power industry to reduce costs and become more competitive, in part, by outsourcing various functions. Westmoreland
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paid $2.5 million in cash and assumed various notes in exchange for 100%
of the stock of Corona.

Drawing upon its solid fuel expertise and proven track record as a successful developer, Westmoreland Energy, Inc. also recently received initial siting approval from the City of Madison, Illinois, for a new 66 MW waste fuel power project. The new project, called Metro East, is 80% owned by Westmoreland and will sell power to Illinois Power. The project has been under development for over a year, and is expected to reach financial closing late in 1996 or early 1997.

We are increasingly spending time looking for new opportunities. Identifying good opportunities and raising the capital to finance them will be formidable challenges with no guarantee of success, but we are anxious to get on with it. It is critical that our cash be used for these purposes.

In closing, let me thank you for your continued support. Many of you have contacted us over the past three months, and we appreciate the quality of your questions, comments, and suggestions. Don't hesitate to contact us, and in particular Diane Jones, who officially assumed responsibility for Shareholder Relations in late September, with your concerns or suggestions at any time. We will continue to send these letters every ninety days or so, but we appreciate the fact that you may want to talk to someone more frequently. We welcome your calls.

All of us here at Westmoreland wish you a joyous and safe Holiday
Season.

Sincerely,



Christopher K. Seglem

Enclosure